Exhibit 99.1

ELBIT IMAGING LTD. ANNOUNCES PRIVATE PLACEMENT OF
APPROXIMATELY $10 MILLION OF SERIES D NOTES

Tel Aviv, November 24, 2010, Elbit Imaging Ltd. (NASDAQ: EMITF) (“Elbit”) announced today that it consummated a private placement of NIS 35 million (approximately $10 million) principal amount of its Series D Notes as an expansion to the existing Series D Notes traded on the Tel Aviv Stock Exchange.

The Series D Notes issued in connection with the private placement are subject to the same terms and conditions as the Series D Notes initially listed for trade on the Tel Aviv Stock Exchange in August 2007. The Series D Notes mature in 2020, will be linked to the Israeli consumer price index and will make annual payments of principal and semi-annual payments of interest at the rate per annum of 5%, linked to the Israeli consumer price index. The Series D Notes were initially issued without a discount rate. Following the issuance of the Series D Notes in the private placement, the discount rate of the Series D Notes is 0.3%.

The Series D Notes have been approved for listing on the Tel Aviv Stock Exchange, but initial resales are restricted by applicable securities laws.

The private placement was offered to Israeli investors pursuant to Regulation S under the U.S. Securities Act of 1933. The Series D Notes have not been registered under the Securities Act and may not be offered or sold in the United States or to U.S. persons unless they are registered under the Securities Act or an exemption from registration is available.  This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities. The principal amount of the Series D Notes is presented herein in U.S. dollars for convenience only, based on current exchange rates between the New Israeli Shekel and the U.S. dollar.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial and Entertainment Centers - Initiation, construction and sale of shopping and entertainment centers and other mixed-use real property projects, predominantly in the retail sector, located in Central and Eastern Europe and in India; (ii) Hotels - Hotel operation and management, primarily in major European cities; (iii) Image Guided Treatment - Investments in the research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment; (iv) Residential Projects - Initiation, construction and sale of residential projects and other mixed-use real property projects, predominately residential, located primarily in India and in Eastern Europe; (v) Fashion Apparel - distribution and marketing of fashion apparel and accessories in Israel; and (vi) Yielding Real Properties - Investment in commercial real property in the  United States; (vii) Other Activities - (a) venture capital investments; and (b) investments in hospitals and farm and dairy plants in India, which are in preliminary stages.

Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and its relationship with its employees and the condition of our properties. Words such as “believe,” “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2009, under the caption “Risk Factors.” Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

For Further Information:

Company Contact:	Investor Contact:
Dudi Machluf	Mor Dagan
Chief Executive Officer (Co-CEO)	Investor Relations
Tel: +972-3-608-6024	Tel: +972-3-516-7620
dudim@elbitimaging.com	mor@km-ir.co.il
Elbit Imaging Ltd.
2 Weitzman Street, Tel Aviv 64239, Israel
Tel: +972-3-608-6000  Fax: +972-3-608-6054